23002349

SION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC Mail Processing

MAR 01 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53064

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MetLife Investors Distribution Company**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Park Avenue 4th Floor
(No. and Street)

New York, NY 10166
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Turetsky (813) 407-0969 **sturetsky@metlife.com**
(Area Code - Telephone No.) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name -if individual, state last, first and middle name)

30 Rockefeller Plaza New York, NY 10112-0015
(Address) (City) (State) (Zip Code)

10/10/2003 **PCAOB ID No. 34.**
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Stuart Turetsky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to MetLife Investors Distribution Company the firm of, as of December 31, 2022 are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

VP and Chief Financial Officer

Title:

BRANDON ANTHONY WICKER
Notary Public - State of Florida
Commission # HH 327240
My Comm. Expires Oct 30, 2026
Bonded through National Notary Assn.

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to the statement of financial condition.
☐ (c) Statement of operations.
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholder's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors (not applicable).
☐ (g) Notes to the financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2 (not applicable).
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable. (not applicable).
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3. (not applicable).
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable. (not applicable).
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition. (not applicable).
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (not applicable).
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (not applicable).
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). (not applicable).
☐ (z) Other: (not applicable).

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholder of MetLife Investors Distribution Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 3, the accompanying financial statement has been prepared from the separate records maintained by the Company's ultimate parent company, MetLife, Inc., and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Our opinion was not modified with respect to this matter.

Deloitte & Touche LLP

February 28, 2023

We have served as the Company's auditor since 2001.

MetLife Investors Distribution Company

Table of Contents

MetLife Investors Distribution Company

Statement of Financial Condition
December 31, 2022

Assets		
Cash and cash equivalents	$	20,831,223
Concessions receivable from affiliates		7,342,211
Service fee receivable from affiliates		201,074
Other assets		394,172
Total assets	$	28,768,680
Liabilities and Stockholder's Equity		
Liabilities		
Concessions payable		7,342,211
Due to affiliates		144,065
Accrued liabilities		169,085
Total liabilities		7,655,361
Stockholder's Equity		
Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares		100,000
Additional paid in capital		6,374,363
Retained earnings		14,638,956
Total stockholder's equity		21,113,319
Total liabilities and stockholder's equity	$	28,768,680

See accompanying notes to the statement of financial condition.

Notes to the Statement of Financial Condition
For the Year Ended December 31, 2022

1. Organization

MetLife Investors Distribution Company (the "Company") is a wholly owned subsidiary of MetLife Investors Group, Inc., which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). "MetLife" as used in these notes refers to MetLife, Inc., a Delaware corporation, and its subsidiaries (other than the Company).

The Company serves as general distributor and principal underwriter of variable annuity and variable life insurance products issued by Metropolitan Life Insurance Company ("MLIC") and Metropolitan Tower Life Insurance Company ("MTL") which are subsidiaries of MetLife in the capacity of a wholesale broker-dealer by entering into distribution agreements with other registered broker-dealers. The Company does not assume insurance risks, but is the principal underwriter and general distributor for variable group life insurance policies issued by these MetLife subsidiaries, as well as the principal underwriter of funding agreements issued by these MetLife subsidiaries as private placement offerings to an institutional investors. The variable annuity contracts, individual and group variable life insurance policies, as well as funding agreements are referred to in these notes as ("the Products").

2. Summary of Significant Accounting Policies

Basis of Presentation – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the financial statements. Actual results could differ from these estimates and those differences could be material.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. Included in cash and cash equivalents are $20,821,223 of money market funds.

Fair Value – Certain assets and liabilities are measured at estimated fair value in the Company's financial statements. In addition, the notes to the financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. In Level 1, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on Level 2 inputs that are either directly or indirectly observable as of the reporting date, where fair value is determined through models or other valuation methodologies. Such inputs include quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, Level 3 unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities. Substantially all the Company's financial assets

and liabilities are carried at fair value or amounts that approximate fair value. The Company's money market funds included in cash and cash equivalents are valued using Level 1 inputs.

Revenue Recognition – Revenue is primarily comprised of concession revenues related to the underwriting and distribution of Products and service fees for the distribution of mutual fund investments made available through the Products, that are contractually agreed upon with customers. The performance obligation for concession revenues is to provide underwriting and distribution services, which are not separately distinct and therefore bundled as a single performance obligation. Mutual fund distribution services, which provide mutual fund share sales to Product clients on behalf of the mutual funds, also are comprised of services that are not separable and distinct and therefore bundled as a single performance obligation. Both services are provided to customers at a point in time and continuously throughout the time a Product remains contractually in-force. The consideration for concession revenues is variable in that it is derived from Product account balances and fully constrained until policyholder behavior or capital market behavior is known. Mutual fund distribution service fees are also variable and fully constrained until a fund's average net daily assets is known each month. Revenues recognized for the period are primarily related to performance obligations satisfied, either fully or partially, in prior periods. The revenue recognized includes variable consideration to the extent it is probable that a significant reversal will not occur, which occurs by the end of each month for each revenue stream.

Income Taxes – The Company joins with MetLife and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pay to MetLife the federal income tax which it would have paid based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

The Company's accounting for income taxes represents management's best estimate of various events and transactions.

Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the date of the statement of financial condition using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred income tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

- the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;
- the jurisdiction in which the deferred tax asset was generated;
- the length of time that carryforward can be utilized in the various taxing jurisdictions;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- future reversals of existing taxable temporary differences;
- taxable income in prior carryback years; and
- tax planning strategies, including the intent and ability to hold certain AFS debt securities until they recover in value.

The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in the period of change.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within liabilities in the period that such determination is made.

3. Related Party Transactions

At December 31, 2022, the Company had concessions receivable from affiliates of $7,342,211. In addition, at December 31, 2022 the Company had service fee receivable from affiliates of $201,074.

MetLife provides services and support functions, and charges the Company its allocated portion of such costs, which are presented within other expenses on the statement of operations. The Company's statement of financial condition may not necessarily be indicative of those which would have resulted had the Company operated as an independent entity.

Due to affiliates of $144,065 includes amounts due to MLIC of $82,150, MetLife Services and Solutions ("MSS") of $53,154, MTL of $8,636 and MetLife of $125. The balances are for allocated services and support functions. Other assets includes $5,684 due from MSS or the reimbursement of administrative and recordkeeping services.

4. Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2022, the Company had net capital of $17,732,749 which was $17,482,749 in excess of the requirement of $250,000.

5. Income Taxes

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. The Company has deferred tax assets of $21,000 representing state net operating losses which are completely offset with a related valuation allowance.

The Company participates in a tax sharing agreement with MetLife, as described in Note 2. Pursuant to this tax sharing agreement, accrued liabilities included $69,085 of current tax payable as of December 31, 2022.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2017.

The Inflation Reduction Act, signed into law by President Biden on August 16, 2022, included a number of tax-related provisions, such as (i) a fifteen percent alternative minimum tax rate on adjusted financial statement income and (ii) a one percent excise tax on certain corporate stock buybacks. Both provisions became effective on January 1, 2023 and are not expected to have a material impact on the Company's results of operations.

The Company has no unrecognized tax benefits for the year ended December 31, 2022.

The Company had no penalties and no interest for the year ended December 31, 2022

6. Contingencies

Litigation

Various litigation, claims and assessments against the Company may arise in the course of the Company's business. Further, regulatory authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not possible to predict the ultimate outcome of investigations and legal proceedings. In some matters, significant and/or indeterminate amounts including punitive and treble damages, may be sought. It is possible that an adverse outcome in such matters may have a material impact upon the Company's financial position. Based on information currently known by the Company's management, in its opinion the outcomes of any such pending investigation and legal proceedings are not likely to have such effect.

Any costs resulting from such actions incurred by the Company would be reimbursed by the affiliates the Company serves.

7. Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events through February 28, 2023, the date the financial statements were issued. There were no significant events requiring adjustments or disclosure through the date of issuance.

* * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of MetLife Investors Distribution Company

We have reviewed management's statements, included in the accompanying MetLife Investors Distribution Company Exemption Report, in which (1) MetLife Investors Distribution Company (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2022, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2023

MetLife

METLIFE INVESTORS DISTRIBUTION COMPANY
EXEMPTION REPORT

MetLife Investors Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2022 without exception.

I, Stuart Turetsky, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Stuart Turetsky
AVP & Financial Operations Principal
Date: February 28, 2023